Mailstop 6010   October 23, 2007

Daniel T. Mongan, Vice President
ICx Technologies, Inc.
2100 Crystal Drive, Suite 650
Arlington, Virginia 22202

Re: **ICx Technologies, Inc.**
       Form S-1, Amendment No. 2
       File No. 333-145135
       Filed October 12, 2007

Dear Mr.Mongan:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated October 4, 2007.

Prospectus Summary, page 1

1.   Refer to prior comment 1 and your response. With respect to the statement "As a
        result, the homeland security market has grown from approximately $33
        billion…," it is unclear how the indicated documentation furnished under Tab A,
        at Page 4, supports the disclosure. For example, the documentation indicates the
        estimate for 2006 is 29% greater than the estimate for 2004, not growing by 29%

annually. Further, the five-year figure of $140 million appears to indicate a cumulative figure over the next five years, not a 21% growth rate. We also note that the fourth paragraph on page 4 states that the annual growth rate is expected to be between 8 and 10% over the next five years. Please revise to reconcile or advise.

Certain Relationships and Related Party Transactions, page 115

2.   Refer to prior comment 7 and your response. Please quantify the payments to be made to Messrs. Mills and Kobler, or, if unknown, tell us why you are unable to determine or estimate the amounts.

3.   Please file as an exhibit the September 28, 2007 $7.0 million promissory note noted in the first paragraph on page 118, or tell us why it need not be filed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800   with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc.   Michael J. Danaher, Esq.
        VIA FAX (650) 493-6811